Caledonia Mining Corporation announces

Admission to the AIM Market of the London Stock Exchange and £1.57 million placing

Toronto, Ontario – 22nd June 2005: Caledonia Mining Corporation (“Caledonia”) (TSX: CAL and NASDAQ-OTCBB: CALVF) is pleased to announce it expects to be admitted to the London Stock Exchange’s AIM market on Monday 27 June 2005 under ticker symbol CMCL.L, and to successfully complete a placing of 34,888,888 shares, raising £1.57 million (before expenses) at 4.5p per share (approximately C$3,536,268).

Caledonia is a diversified mining and exploration company focused in Southern Africa and Canada. The company’s portfolio of assets include the operating Barbrook gold mine in South Africa and three advanced exploration projects, the Rooipoort Platinum Project in South Africa, the Mulonga Plain Diamond Joint Venture and the Nama Cobalt Project in Zambia. Caledonia recently announced it had signed a Letter of Intent with a cobalt refinery for the long-term supply of cobalt concentrate from Nama, on condition the testwork and commercial process is satisfactory.

This multi-commodity and multi-geographic approach reduces overall risk exposure to commodity prices, socio-economic challenges, currencies and technical risks. Caledonia believes that this approach is preferable to that adopted by single project / single commodity resource companies.

Caledonia’s President and CEO, Stefan Hayden said: “I am delighted with Caledonia’s admission to London’s AIM market, which successfully accomplishes yet another of our stated objectives for 2005.  This listing will facilitate UK and European institutions and investors becoming shareholders in Caledonia, and will further broaden the shareholder base, ultimately benefiting all shareholders.

I am also encouraged that Caledonia was able to raise £1.57 million, given the current difficult market conditions in London.  These proceeds will be used to further advance our exploration projects, in particular the Nama Cobalt and the Rooipoort Platinum Projects, as well as part fund some capital expenditure required at our operating gold mine Barbrook.”

Caledonia currently has 301,112,286 ordinary shares in issue, which will increase to 336,001,174 shares when the new London placing is completed.  Caledonia has 27,232,909 share purchase warrants and 16,908,700 share purchase options outstanding.  Seymour Pierce Limited is the Nominated Adviser and Broker to Caledonia in the United Kingdom.

For more information, please contact:

Caledonia Mining Stefan Hayden, President and CEO Tel: +27 11 447 2499	BuckBias Alex Buck / Nick Bias Tel: +44 7932 740 452	Seymour Pierce Jeremy Porter Tel: +44 20 7107 8000

Further information regarding Caledonia’s exploration activities and operations, along with its latest financials may be found at www.caledoniamining.com.